September 3, 2014

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On June 6, 2014, the Registrant, on behalf of its series, the Newfound Risk Managed Income Fund and Newfound Core Bond Alternative Fund (the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on July 22, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Please note that the Newfound Risk Managed Income Fund is changing its name to the Newfound Multi-Asset Income Fund.

Prospectus:

Fund Summary – Both Funds

Comment 1.  Please consider amending the Fees and Expense of the Fund fee table to remove line items where the fee or expense is "none" or "0.00%."  Or in the alternative, remove the parenthetical information related to these line items.

Response. The Registrant has removed parenthetical information except with respect to sales charges also being known as a load.  The Registrant believes, for the sake of clarity of presentation for prospective shareholders, the line items that state "none" or "0.00%," provide information that reduces any potential doubt as to any load or other fees.

Fund Summary – Core Bond Alternative

Comment 2. Please explain supplementally what is “alternative” about the Fund’s investments.

Response. The Fund has changed its name to “Newfound Total Return Fund”; therefore, the word “alternative” is no longer a part of the Fund’s name.

Comment 3. In “Principal Investment Strategies” please include an 80% test for investments in bonds or change the name of the Fund to exclude the word “Bond”. Similarly, the Newfound U.S. Equity Dynamic Long/Short strategy appears to use primarily equity securities to carry out the strategy; please confirm supplementally that the Fund will not invest more than 20% in equity securities because it is a bond fund, or change the name as previously noted.

Response. As noted above, the Registrant has changed the name of the Fund to “Newfound Total Return Fund”.

Comment 4.  In “Principal Investment Strategies”, please confirm the disclosure is in plain English.

Response. The Registrant believes the disclosure is in plain English as written.  The strategy used by the Fund is relatively complex given the three substrategies and quantitative methodologies used. The strategy as written does not use jargon without defining it further in a more understandable way.  Because the Registrant believes it is already in plain English, it has not revised the strategy.

Comment 5. In “Principal Investment Strategies – Long Duration U.S. Treasuries”, please disclose the average duration of the U.S. Treasuries and define duration.

Response. The Registrant has removed the references to the U.S. treasuries being long duration and has revised the disclosure as follows:

“The Fund also invests in ETPs that offer exposure to ~~long duration~~ U.S. treasuries and TIPS. Typically, the ETPs within this strategy will invest in U.S. treasuries with a remaining maturity that is greater than or equal to 20 years.  The average duration of the U.S. treasuries in which the Fund invests will typically be about 10 years but may be as low as 5 years. Duration is a measure of the sensitivity of the price of a fixed income security to changes in interest rates. The adviser considers the investment process of the ETP, ETP liquidity and ETP cost when determining the investment universe for this strategy.  If there are multiple ETPs in the investment universe, the adviser will consider duration, yield, ETP methodology, ETP cost and ETP liquidity when determining investment allocations.”

Comment 6. In “Principal Investment Risks”, consider adding disclosure to fixed income risk regarding the risks associated with longer duration fixed income securities (such as greater interest rate risk and more volatile).

Response. The Registrant has revised the disclosure for fixed income risk as follows:

“Fixed Income Risk:  The Fund may invest in fixed income securities, directly or through ETFs.  The credit quality rating of securities may be lowered if an issuer's financial condition deteriorates and issuers may default on their interest and or principal payments.  Typically, a rise in interest rates causes a decline in the value of fixed income securities, and this effect is magnified for longer duration securities.  Longer duration fixed income securities are also more volatile than those with a shorter duration.

Fund Summary – Risk Managed Income

Comment 7. Please revise the investment objective to say that capital appreciation is a secondary objective or that the objective is total return.

Response. The Registrant has revised the investment objective as follows:

“Investment Objective: Income ~~and~~ with capital appreciation as a secondary objective

Comment 8. In “Principal Investment Strategies”, please confirm the disclosure is in plain English.

Response. The Registrant believes the disclosure is in plain English as written.  The strategy as written does not use jargon without defining it further in a more understandable way.  Because the Registrant believes it is already in plain English, it has not revised the strategy.

Additional Information about Principal Investment Strategies And Related Risks

Comment 9. In “Principal Investment Strategies”, the information provided repeats what is in the summary. Please consider adding additional disclosure to this section such as more detail about the rules based methodology (e.g., is it bottom up, top down, etc.)

Response. The Registrant has revised “Principal Investment Strategies” as follows:

Core Bond Alternative:

“Quantitative/Stylistic Strategies consist of rules based methodologies designed to identify undervalued stocks or currencies using factors such as momentum, volatility, capitalization, fundamental analysis and publicly available market information (such as regulatory filings regarding the equity holdings of institutional investment managers).  A Quantitative or Stylistic Strategy may also take short positions in securities in order to generate market neutral returns.  These strategies tend to be bottom up in nature, whereby characteristics of individual equity securities are evaluated to determine the portfolio.

Volatility Risk Premium Strategies consist of rules based investment methodologies designed to capture the difference between implied (i.e., expected) and realized (i.e., actual) volatility that is often observed in equity and currency option markets.

Carry Strategies consist of rules based methodologies designed to capture the forward rate bias and term premium often observed in currency, interest rate and equity volatility markets.  Forward rate bias is the tendency for the markets to overestimate the amount of future price changes that might actually occur.  Term premium refers to the amount by which the prices of fixed income instruments and forward and futures contracts with longer maturities exceed the prices of comparable instruments with shorter maturities. An example of the term premium is the excess yield that investors typically demand in order to commit to holding a long-term bond instead of a short-term bond.

The adviser utilizes a rules based investment process to determine which securities to buy and sell for the strategy.  The process begins with a determination of the eligible ETP investment universe for the strategy.  The adviser considers the diversification provided by each ETP, the investment process of the ETP, ETP liquidity and ETP cost when determining both the absolute return ETPs and domestic equity ETPs to include in the investment universe.  All absolute return ETPs within the investment universe are automatically included in the portfolio.  The adviser then relies on signals from its proprietary algorithmic models to determine which domestic equity ETPs to include in the portfolio by determining whether each of these ETPs is exhibiting positive or negative momentum.  The adviser uses a top down approach to evaluate the securities, and the adviser’s algorithmic model considers three factors when measuring momentum: (1) price, (2) volatility and (3) changes in volatility. Domestic equity ETPs that are deemed to be exhibiting negative momentum are excluded from the portfolio.  The adviser then constructs a diversified portfolio of the absolute return ETPs. The allocation to each ETP is made in inverse proportion to its volatility; ETPs with relatively higher volatility will receive smaller allocations and ETPs with relatively lower volatility will receiver higher allocations.  ”

Risk Managed Income:

“The adviser utilizes a rules based investment process to determine which securities to buy and sell for the Fund.  The process begins with a determination of the eligible ETF investment universe for the strategy.  The adviser seeks to include ETFs in the investment universe that offer high income relative to ETFs as a whole.  Secondary considerations when selecting the ETF investment universe include liquidity and ETF costs.

The adviser then relies on signals from its proprietary algorithmic models to determine which ETFs from the investment universe to include in the portfolio by determining whether each ETF in the investment universe is exhibiting positive or negative momentum.  The adviser utilizes a top down approach to evaluate the securities, and the adviser’s algorithmic model considers three factors when measuring momentum: (1) price, (2) volatility and (3) changes in volatility.  ETFs that are deemed to be exhibiting negative momentum are excluded from the portfolio.  The adviser then analyzes the yield to risk ratio of the remaining ETFs in the investment universe in order to determine the portfolio allocation of the Fund. The ETFs are weighted based on their yield to risk ratio, which is their income potential per unit of risk. Those ETFs with a higher income potential per unit of risk are given a greater weighting in the portfolio. The allocation to any one ETF is limited to 25% of the Fund’s assets.  As such, when three or fewer ETFs are represented in the Fund, the remainder of the Fund’s assets will be held in cash or invested directly or indirectly in investment grade short term fixed income securities, up to 100%. The model is evaluated weekly using the adviser’s rules-based allocation methodology, which is based on the adviser’s proprietary quantitative model that seeks to evaluate the underlying trends of the ETFs as well as their yield to risk ratios.”

SAI:

Comment 10.  Please confirm supplementally that there are no principal strategies disclosed in the SAI that have not been disclosed in the prospectus.

Response.  The Registrant so confirms.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins